November 1, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:   Beliss Corp.

        Amendment No. 2 to Registration Statement on Form S-1

        Filed October 5, 2017

        File No. 333-219700

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 12, 2017 to Beliss Corp. (the “Company”), regarding the Company’s Registration Statement on Form S-1 referenced above (the “Registration Statement”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR Amendment No. 3 to the Registration Statement (the “Amendment”), which responds to the Staff’s comments. For your convenience, we have restated the Staff’s comments and have provided the Company’s response below each comment.

General:

1. We note that in response to our prior comment 3 that you revised page 4 of your registration statement to state that you do not believe that you are blank-check company. Please clarify the second sentence of the paragraph containing this statement.

Response: The information has been clarified.

Prospectus Summary, page 6

Our Business, page 6

2. We reissue our prior comment 2 in part. Also disclose in your prospectus summary that you plan to hire experienced employees in the future when you have sufficient revenues and that your sole director’s current training allows him to provide the services you list in your prospectus.

Response: The information has been disclosed.

3. You state here that you have no revenues since inception. However, at page 37, in your Management’s Discussion and Analysis or Plan of Operation section, you state that the company has generated $5,000 in revenue. Please revise your disclosure to clarify this information.

 Response: The information has been clarified.

4. We note that you have removed your reference to a second agreement with Kunti Jayaraman. Please disclose all materials agreements or otherwise confirm that the company has entered into no additional material agreements other than what is currently disclosed in the registration statement. Please file as a material agreement any additional agreements the company has entered into since its initial registration statement, filed on August 4, 2017.

Response: We do confirm that the company has entered into no additional material agreements apart from the ones that are already disclosed in the registration statement.

Risk Factors, page 12

5. As you have removed the related risk factor, we reissue our prior comment 6 from our August 31, 2017 letter. Given the apparent location of your executive office, your sole officer and director and company assets, please provide a risk factor that discusses the ability of a shareholder to effect service of process, enforce judgments and bring original actions in India against the company and its officer and director.

Response: The risk factor has been provided.

Penny Stock Rules, page 35

5. We note that you replaced your reference to “NASDAQ” with “OTCQB” in your discussion of the penny stock rules on pages 25 and 36. Please revise your disclosure, as it now incorrectly states that the penny stock rules do not apply to securities quoted on the OTCQB. Refer to the definition of penny stock in Rule 3a51-1 of the Securities Exchange Act of 1934.

Response: The information was revised.

Exhibits

6. We once again reissue our prior comment 16, in part, from our August 31, 2017 letter. Please file a complete, executed legal opinion as to the legality of the securities being registered. Please note that we cannot declare your registration statement effective without a complete, executed legal opinion.

Response: The complete legal opinion was provided.

Very truly yours,

Ajay Rajendran,

President of Beliss Corp.